Exhibit 12.1

Penn Virginia Resource Partners, L.P.
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

	January 1, 2001 through October 30, 2001		October 30, 2001 through December 31, 2001		2002		2003		2004		2005

Earnings
Pre-tax income	$19,113		$3,677		$24,686		$22,690		$34,315		$51,161
Equity earnings	—		—		—		—		(396)		(1,068)
Distributed income of equity investee	—		—		—		—		957		2,337
Fixed charges	7,027		274		1,786		5,048		7,328		14,351

Total earnings	$26,140		$3,951		$26,472		$27,738		$42,204		$66,781

Fixed charges
Interest expense	$—		$269		$1,758		$4,986		$7,267		$14,053
Interest expense - affiliate	7,003		—		—		—		—		—
Rental interest factor	24		5		28		62		61		298

Total fixed charges	$7,027		$274		$1,786		$5,048		$7,328		$14,351

Ratio of earnings to fixed charges	3.7	x	14.4	x	14.8	x	5.5	x	5.8	x	4.7	x